Jasminder Brar
Vice President, Legal & IP, & General Counsel
Titan Medical Inc.
April 4, 2023
416.628.6875 Direct
Jasminder.brar@titanmedicalinc.com

Via EDGAR

Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 USA

Re:	Titan Medical Inc.

Request to Withdraw Post-Effective Amendment to Form S-8

(File No. 333-267447)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Titan Medical Inc. (the “Company”) hereby requests withdrawal of its Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (File No. 333-267447), together with all exhibits and amendments thereto (the “Registration Statement”), as the Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) in an incorrect manner. The Registration Statement was originally filed with the Commission on September 16, 2022 and was filed on a post-effective basis on April 4, 2023.

If you have any questions with respect to this request, please contact James Guttman, our outside counsel at Dorsey & Whitney LLP at (416) 367-7376 or the undersigned at (416) 628-6875.

Sincerely,

TITAN MEDICAL INC.

By	/s/ Jasminder Brar
	Name:	Jasminder Brar
	Title:	Vice President, Legal & IP, & General Counsel